

HEC CPA
ESTABLISHED 1964

Haverlock, Estey & Curran, LLC
Certified Public Accountants • Consultants

Peter D. Curran, CPA
Steven D. Carr, CPA
Vicki J. Vincent, CPA
Gayle M. Davis, CPA
Stephen L. Spencer, CPA
Keith P. Bourgoin, CPA
Randy S. Baker, CPA

EXEMPTION REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Allegiance Capital, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Allegiance Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Allegiance Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Rule 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Allegiance Capital, LLC stated that Allegiance Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Allegiance Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allegiance Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haverlock, Estey & Curran

HAVERLOCK, ESTEY & CURRAN

Hampden, Maine
February 23, 2016

8 COMMERCE COURT • HAMPDEN, MAINE 04444-1538 • TEL (207) 945-5695 • FAX (207) 945-5118
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